February 13, 2025

John Gellert
President and Chief Executive Officer
SEACOR Marine Holdings Inc.
12121 Wickchester Lane, Suite 500
Houston, TX 77079

        Re: SEACOR Marine Holdings Inc.
            Registration Statement on Form S-3
            Filed February 7, 2025
            File No. 333-284783
Dear John Gellert:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Brett Nadritch